Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

2 May, 2013

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Dear «First_Name»

Joint Share Ownership Plan (“JSOP”) — Stockholder Voting Rights

We will be writing to you shortly with details of how the proposed merger will impact your JSOP award but wanted to contact you now regarding your voting rights in respect of the shares held by Wilmington Savings Fund Society, FSB, as trustee of the Virgin Media Grantor Trust (the “Trustee”).

You currently hold vested interests in shares of Virgin Media Inc. common stock under the JSOP. One share underlies each vested interest. The rules of the JSOP provide that you are entitled to vote 50% of the shares underlying your vested interests, and consequently, you are entitled to vote [number] shares.

If you wish to vote at the special meeting please complete the enclosed instruction form in order to direct the Company to instruct the Trustee to vote those shares on your behalf at the special meeting, or at any adjournments or postponement of the meeting.

Please return your completed instruction form to Nick Jones, Reward, Virgin Media Limited, Media House, Bartley Wood Business Park Hook, Hampshire, RG27 9UP by close of business on Friday 24 May 2013.

Yours sincerely

Graham Liggat

Director, Reward

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media Limited. Registered office: Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP.

Registered in England and Wales No. 2591237.